Exhibit 99.1

New Oriental Announces Unaudited Financial Results for the Fiscal Quarter and Fiscal Year Ended May 31, 2012

Quarterly Net Revenues Increased by 40.7% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 13.6% Year-Over-Year

Quarterly Non-GAAP Net Income Attributable to New Oriental Increased by 23.1% Year-Over-Year

Fiscal Year Net Revenues Increased by 38.3% Year-Over-Year

Fiscal Year Net Income Attributable to New Oriental Increased by 30.4% Year-Over-Year

Fiscal Year Non-GAAP Net Income Attributable to New Oriental Increased by 32.5% Year-Over-Year

Beijing, Hong Kong, July 17, 2012 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended May 31, 2012.

Highlights for the Fourth Fiscal Quarter Ended May 31, 2012

•	Total net revenues increased by 40.7% year-over-year to US$193.3 million from US$137.4 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 13.6% year-over-year to US$16.3 million from US$14.3 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 23.1% year-over-year to US$23.7 million from US$19.2 million in the same period of the prior fiscal year.

•	Income from operations decreased by 9.4% year-over-year to US$9.4 million from US$10.4 million in the same period of the prior fiscal year.

•

Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 10.0% year-over-year to US$16.9 million from US$15.4 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS were US$0.10 and US$0.10, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.15 and US$0.15, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 7.7% year-over-year to approximately 527,000 from approximately 489,100 in the same period of the prior fiscal year.

Highlights for the Fiscal Year Ended May 31, 2012

•	Total net revenues for the fiscal year increased by 38.3% year-over-year to US$771.7 million from US$557.9 million.

•	Net income attributable to New Oriental increased by 30.4% year-over-year to US$132.7 million from US$101.8 million.

•	Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 32.5% year-over-year to US$156.8 million from US$118.4 million.

•	Income from operations increased by 22.3% year-over-year to US$116.8 million from US$95.5 million.

•	Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 25.7% year-over-year to US$140.9 million from US$112.1 million.

•

Basic and diluted net income attributable to New Oriental per ADS were US$0.86 and US$0.85, respectively. Non-GAAP basic and diluted earnings per ADS, which excludes share-based compensation expenses, were US$1.01 and US$1.00, respectively. Each ADS represents one common share of the Company.

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 15.0% year-over-year to approximately 2,402,400 from approximately 2,089,600 in the prior fiscal year.

•

The total number of schools and learning centers increased to 664 as of May 31, 2012, up from 487 as of May 31, 2011. The total number of schools was 55 as of May 31, 2012. The number of learning centers increased by 56 in the fourth quarter to 609 as of May 31, 2012, up from 553 as of February 29, 2012.

Financial and Student Enrollments Summary – Fourth Fiscal Quarter and Fiscal Year 2012 (Unaudited)

(in US$ thousands, except per ADS data and student enrollments)

	Q4 of FY2012	Q4 of FY2011	Pct. Change
Net revenues	193,288	137,386	40.7%
Net income attributable to New Oriental	16,250	14,303	13.6%
Non-GAAP net income attributable to New Oriental (1)	23,701	19,247	23.1%
Income from operations	9,443	10,421	-9.4%
Non-GAAP income from operations(1)	16,894	15,365	10.0%
Net income per ADS attributable to New Oriental - basic (2)	0.10	0.09	12.8%
Net income per ADS attributable to New Oriental - diluted (2)	0.10	0.09	13.2%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	0.15	0.13	22.3%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	0.15	0.12	22.7%
Total student enrollments in academic subjects tutoring and test preparation courses	527,000	489,100	7.7%

	FY2012	FY2011	Pct. Change
Net revenues	771,718	557,872	38.3%
Net income attributable to New Oriental	132,688	101,774	30.4%
Non-GAAP net income attributable to New Oriental (1)	156,813	118,356	32.5%
Income from operations	116,797	95,501	22.3%
Non-GAAP income from operations(1)	140,922	112,083	25.7%
Net income per ADS attributable to New Oriental - basic (2)	0.86	0.66	29.2%
Net income per ADS attributable to New Oriental - diluted (2)	0.85	0.65	29.7%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	1.01	0.77	31.3%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	1.00	0.76	31.8%
Total student enrollments in academic subjects tutoring and test preparation courses	2,402,400	2,089,600	15.0%

(1)	New Oriental provides non-GAAP net income attributable to New Oriental, non-GAAP operating income, and non-GAAP net income per ADS attributable to New Oriental that exclude share-based compensation expenses to reflect meaningful supplemental information regarding its operating performance. These non-GAAP figures for fiscal year 2011 and fourth fiscal quarter of 2011 also exclude disposal loss. For more information on these Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents one common share.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to see strong revenue growth of 40.7% in the fourth fiscal quarter. We sustained a healthy top line growth trend in the full fiscal year 2012 with revenues of about US$771.7 million, up more than 38%, and student enrollments of over 2.4 million, up about 15%. Our student enrollment growth in the fourth fiscal quarter was 7.7%, below the average for the full fiscal year. The slower growth in student enrollment in the fourth fiscal quarter was primarily due to the early timing of Chinese New Year in 2012. Many students enrolled in New Oriental’s Spring tutoring classes in February of the third fiscal quarter rather than in early March of the fourth fiscal quarter. As a result, we experienced strong enrollment growth of 21.6% in the third fiscal quarter and slower enrollment growth of 7.7% in the fourth fiscal quarter.”

Mr. Yu continued, “During this quarter, we continued to execute on our plan for rapid expansion by adding another 56 new learning centers. Our total number of schools and learning centers increased from 487 as of the end of the last fiscal year to 664 as of the end of fiscal year 2012, representing a net addition of 177 for the fiscal year. Our total office and classroom space increased by more than 200,000 square meters in fiscal year 2012. In the quarters ahead, we will continue to add learning centers, albeit primarily smaller ones, particularly in the 48 cities outside of Beijing and Shanghai where we already have schools. In fiscal year 2012, our oldest and most mature schools in Beijing and Shanghai continued to experience a slowdown in combined top-line growth, which declined to about 29% in U.S. dollar terms. By comparison, our other schools saw top-line growth of about 43% in U.S. dollar terms. We continue to see enormous growth potential in our schools outside of Beijing and Shanghai and will maintain our expansion strategy to reach critical mass in these cities and secure our objective of being number one, or at least number two, in each of our city markets.

“Despite this heavy investment in our business, we still achieved our target of 30% growth on both the top and bottom lines in fiscal year 2012. However, non-GAAP operating margin declined to 18.3% in fiscal year 2012 from 20.1% in fiscal year 2011. In the coming fiscal year, we plan to carefully manage our facility and staff expansion, with a focus on balancing business growth with operational efficiency and profitability. By building more small-sized learning centers in existing cities, we will ensure that total office and classroom space increases at a lower rate compared to fiscal year 2012. We are confident that New Oriental’s market leadership position combined with strong execution will ensure healthy growth and profitability in the long term.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “Our strong top-line performance in this fiscal year was led by sustained strong momentum for some key business lines. First, our overseas test preparation programs recorded year-over-year enrollment growth of about 7.3% to over 340,100, and year-over-year gross revenue growth of about 43% to about US$238 million in this fiscal year. Second, our K-12 all-subjects after-school tutoring business recorded year-over-year enrollment growth of over 25% to over 1,324,000 and year-over-year gross revenue growth of over 52% to about US$294 million in this fiscal year. Third, our VIP personalized classes recorded year-over-year enrollment growth of more than 61% to over 102,300 and year-over-year cash receipts growth of over 71% to about US$207 million in this fiscal year. Besides our language training and test preparation business, our Vision Overseas Study Consulting business recorded year-over-year gross revenue growth of approximately 85% to about US$42.5 million in this fiscal year.”

SEC Investigation

On July 13, 2012, the Company was informed that the U.S. Securities & Exchange Commission (the “SEC”) had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc.” The Company believes that the investigation concerns whether there is a sufficient basis for the consolidation of Beijing New Oriental Education & Technology (Group) Co., Ltd., a variable interest entity of the Company, and its wholly-owned subsidiaries, into the Company’s consolidated financial statements. The Company intends to fully cooperate with the SEC in its investigation.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2012

For the fourth fiscal quarter of 2012, New Oriental reported net revenues of US$193.3 million, representing a 40.7% increase year-over-year.

Net revenues from educational programs and services for the fourth fiscal quarter were US$165.3 million, representing a 37.3% increase year-over-year. Growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the fourth quarter of fiscal year 2012 increased by 7.7% year-over-year to approximately 527,000 from approximately 489,100 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$183.8 million, a 44.8% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$176.4 million, a 44.6% increase year-over-year.

Cost of revenues increased by 38.0% year-over-year to US$78.2 million, primarily due to increases in the number of courses being offered and the number of schools and learning centers in operation.

Selling and marketing expenses increased by 50.9% year-over-year to US$34.0 million, primarily due to brand promotion expenses.

General and administrative expenses for the quarter increased by 55.0% year-over-year to US$71.6 million. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, were US$64.1 million, a 49.1% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers by a net of 56 learning centers in the quarter, and invested in content and new program development offerings, as well as in improving teacher training resources.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 118.7% to US$7.5 million in the fourth quarter of fiscal year 2012 from US$3.4 million in the same period of the prior fiscal year. The jump in share-based compensation expenses was primarily due to a replenishment grant to Company executives which overlapped with a previous grant during the quarter.

Income from operations for the quarter was US$9.4 million, a 9.4% decrease from US$10.4 million in the same period of the prior fiscal year. Non-GAAP income from operations, which excludes share-based compensation expenses, for the quarter was US$16.9 million, a 10.0% increase from US$15.4 million in the same period of the prior fiscal year.

Operating margin for the quarter was 4.9%, compared to 7.6% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 8.7%, compared to 11.2% in the same period of the prior fiscal year.

Other income for the quarter increased by 82.4% year-over-year to US$8.1 million, primarily due to an increase in interest income resulting from higher cash deposits and higher savings interest rates.

Net income attributable to New Oriental for the quarter was US$16.3 million, representing a 13.6% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.10 and US$0.10, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$23.7 million, representing a 23.1% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.15 and US$0.15, respectively.

Capital expenditures for the quarter were US$18.5 million, which were primarily attributable to the addition of learning centers.

As of May 31, 2012, New Oriental had cash and cash equivalents of US$428.3 million, as compared to US$408.0 million as of February 29, 2012. In addition, the Company had US$50.6 million in term deposits and US$321.2 million in short-term investment at the end of the quarter. Net operating cash flow for the fourth quarter of fiscal year 2012 was approximately US$70.0 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2012 was US$269.4 million, an increase of 38.6% as compared to US$194.3 million at the end of the fourth quarter of fiscal year 2011.

Financial Results for the Fiscal Year Ended May 31, 2012

For the fiscal year ended May 31, 2012, New Oriental reported net revenues of US$771.7 million, a 38.3% increase year-over-year.

Net revenues from educational programs and services for the fiscal year ended May 31, 2012 were US$693.7 million, representing a 36.4% increase year-over-year. The growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options.

Total student enrollments in academic subjects tutoring and test preparation courses for the fiscal year ended May 31, 2012 increased by 15.0% year-over-year to approximately 2,402,400 from approximately 2,089,600 for the fiscal year ended May 31, 2011.

Income from operations for the fiscal year ended May 31, 2012 was US$116.8 million, a 22.3% increase year-over-year. Non-GAAP income from operations, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2012 was US$140.9 million, a 25.7% increase year-over-year.

Operating margin for the fiscal year ended May 31, 2012 was 15.1%, compared to 17.1% for the fiscal year ended May 31, 2011. Non-GAAP operating margin, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2012 was 18.3%, compared to 20.1% for the fiscal year ended May 31, 2011.

Net income attributable to New Oriental for the fiscal year ended May 31, 2012 was US$132.7 million, representing a 30.4% increase year-over-year. Basic and diluted earnings per ADS attributable to New Oriental for the fiscal year ended May 31, 2012 were US$0.86 and US$0.85, respectively.

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2012 was US$156.8 million, a 32.5% increase year-over-year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental for the fiscal year ended May 31, 2012 were US$1.01 and US$1.00, respectively.

Outlook for First Quarter of Fiscal Year 2013

New Oriental expects its total net revenues in the first quarter of fiscal year 2013 (June 1, 2012 to August 31, 2012) to be in the range of US$342.7 million to US$356.3 million, representing year-over-year growth in the range of 26% to 31%, respectively. The lower-than-normal projected revenue growth rate is primarily due to the following factors: (1) very challenging year-over-year comparisons with the first quarter of the fiscal year 2012 when revenue grew 41.4% and net income grew 45.5% year-over-year; (2) the negative impact from a slowing of Chinese consumer discretionary spending, even in traditionally resilient areas like education services; and (3) the expected lack of RMB currency translation benefit as RMB appreciation seems to have halted, and in some time periods reversed, its ascent vis-à-vis the U.S. Dollar, the Company’s reporting currency. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 17, 2012 U.S. Eastern Time (8 PM on July 17, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
UK:	+44-20-3059-8139

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until July 25, 2012:

International:	+61-2-8235-5000
Passcode:	95176615

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.” For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2013 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. These non-GAAP measures for fiscal year 2011 and fourth fiscal quarter of 2011 also exclude disposal loss. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter except that there was no disposal loss in fiscal year 2012 and the fourth fiscal quarter ended May 31, 2012. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email:     zhaosisi@xdf.cn

Mr. Martin Reidy

Beijing Brunswick Consultancy Ltd.

Tel: +86-10-5960-8600

Email:     mreidy@brunswickgroup.com

In the U.S.:

Ms. Cindy Zheng

Brunswick Group LLC

Tel: +1-212-333-3810

Email:     czheng@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2012	As of February 29 2012
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	428,261	407,950
Restricted cash	3,591	2,918
Term deposits	50,612	49,364
Short term investment	321,182	300,433
Accounts receivable, net	3,794	3,287
Inventory	20,074	19,295
Deferred tax assets-Current	7,316	5,479
Prepaid expenses and other current assets	63,825	52,168

Total current assets	898,655	840,894

Property, plant and equipment, net	204,342	187,231
Land use right, net	3,476	3,539
Amounts due from related parties	1,449	—
Deferred tax assets	1,238	1,518
Long term deposit	12,819	21,329
Long term prepaid rent	2,205	2,132
Intangible assets	833	851
Goodwill	1,798	1,820
Long term investment	2,002	2,002

Total assets	1,128,817	1,061,316

LIABILITIES AND EQUITY
Current liabilities:

Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$ 9,171 and US$ 8,943 as of Feburary 29, 2012 and May 31, 2012, respectively)	8,943	9,330

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$ 66,952 and US$ 88,681 as of Feburary 29, 2012 and May 31, 2012, respectively)	99,773	78,199

Dividend payable (including dividend payable of the consolidated VIEs without recourse to New Oriental of nil and nil as of Feburary 29, 2012 and May 31, 2012, respectively)	50,000	—

Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$ 9,309 and US$ 8,979 as of Feburary 29, 2012 and May 31, 2012, respectively)	10,012	10,817

Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of US$ nil and US$ 164 as of Feburary 29, 2012 and May 31, 2012, respectively)	164	—

Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$ 237,524 and US$ 266,814 as of Feburary 29, 2012 and May 31, 2012, respectively)	269,411	239,836

Total current liabilities	438,303	338,182

Deferred tax liabilities	112	117

Total long-term liabilities	112	117

Total liabilities	438,415	338,299

Total shareholder’s equity	690,402	723,017

Total liabilities and shareholder’s equity	1,128,817	1,061,316

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	165,305	120,419
Books and others	27,983	16,967

Total net revenues	193,288	137,386

Operating costs and expenses (note 1):
Cost of revenues	78,242	56,691
Selling and marketing	34,032	22,550
General and administrative	71,571	46,187
Disposal loss	—	1,537

Total operating costs and expenses	183,845	126,965

Operating income	9,443	10,421

Other income, net	8,053	4,414

Benefits (Provision) for income taxes	(1,246)	(532)

Net income	16,250	14,303

Less: Net income attributable to the noncontrolling interests	—	—

Net income attributable to New Oriental Education & Technology Group Inc.	16,250	14,303

Net income per share attributable to New Oriental-Basic	0.10	0.09

Net income per share attributable to New Oriental-Diluted	0.10	0.09

Net income per ADS attributable to New Oriental-Basic (note 2)	0.10	0.09

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.10	0.09

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	—	225
Selling and marketing	—	—
General and administrative	7,451	3,182

Total	7,451	3,407

Note 2: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	71,571	46,187
Share-based compensation expense in general and administrative expenses	7,451	3,182

Non-GAAP general and administrative expenses	64,120	43,005

Total operating costs and expenses	183,845	126,965
Share-based compensation expenses	7,451	3,407
Disposal loss	—	1,537

Non-GAAP operating costs and expenses	176,394	122,021

Operating income	9,443	10,421
Share-based compensation expenses	7,451	3,407
Disposal loss	—	1,537

Non-GAAP operating income	16,894	15,365

Operating margin	4.9%	7.6%
Non-GAAP operating margin	8.7%	11.2%

Net income attributable to New Oriental	16,250	14,303
Share-based compensation expense	7,451	3,407
Disposal loss	—	1,537

Non-GAAP net income	23,701	19,247

Net income per ADS attributable to New Oriental—Basic (note 1)	0.10	0.09
Net income per ADS attributable to New Oriental—Diluted (note 1)	0.10	0.09

Non-GAAP net income per ADS attributable to New Oriental—Basic (note 1)	0.15	0.13
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 1)	0.15	0.12

Weighted average shares used in calculating basic net income per ADS (note 1)	154,973,651	153,856,715
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,035,760	156,470,579

Non-GAAP Income per share—basic	0.15	0.13
Non-GAAP Income per share—diluted	0.15	0.12

Note 1: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	693,712	508,439
Books and others	78,006	49,433

Total net revenues	771,718	557,872

Operating costs and expenses (note 1):
Cost of revenues	304,027	222,625
Selling and marketing	115,151	82,797
General and administrative	235,743	155,412
Disposal loss	—	1,537

Total operating costs and expenses	654,921	462,371

Operating income	116,797	95,501

Other income, net	26,663	14,274

Benefits (Provision) for income taxes	(10,772)	(8,236)

Net income	132,688	101,539

Less: Net income attributable to the noncontrolling interests	—	235

Net income attributable to New Oriental Education & Technology Group Inc.	132,688	101,774

Net income per share attributable to New Oriental-Basic	0.86	0.66

Net income per share attributable to New Oriental-Diluted	0.85	0.65

Net income per ADS attributable to New Oriental-Basic (note 2)	0.86	0.66

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.85	0.65

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	216	900
Selling and marketing	—	—
General and administrative	23,909	14,145

Total	24,125	15,045

Note 2: Each ADS represents one common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2012	2011
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	235,743	155,412
Share-based compensation expense in general and administrative expenses	23,909	14,145

Non-GAAP general and administrative expenses	211,834	141,267

Total operating costs and expenses	654,921	462,371
Share-based compensation expenses	24,125	15,045
Disposal loss	—	1,537

Non-GAAP operating costs and expenses	630,796	445,789

Operating income	116,797	95,501
Share-based compensation expenses	24,125	15,045
Disposal loss	—	1,537

Non-GAAP operating income	140,922	112,083

Operating margin	15.1%	17.1%
Non-GAAP operating margin	18.3%	20.1%

Net income attributable to New Oriental	132,688	101,774

Share-based compensation expense	24,125	15,045
Disposal loss	—	1,537

Non-GAAP net income	156,813	118,356

Net income per ADS attributable to New Oriental—Basic (note 1)	0.86	0.66
Net income per ADS attributable to New Oriental—Diluted (note 1)	0.85	0.65

Non-GAAP net income per ADS attributable to New Oriental—Basic (note 1)	1.01	0.77
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 1)	1.00	0.76

Weighted average shares used in calculating basic net income per ADS (note 1)	154,627,784	153,253,065
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,872,441	156,071,833

Non-GAAP Income per share—basic	1.01	0.77

Non-GAAP Income per share—diluted	1.00	0.76

Note 1: Each ADS represents one common shares.